FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 333-164036-01
Nippon Mining Holdings, Inc.
(Translation of registrant’s name into English)
10-1, Toranomon 2-Chome, Minato-ku, Tokyo 105-0001, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1. Pan Pacific Copper to Make Final Decision of Full-Fledged Development of Caserones Copper and Molybdenum Deposits in Chile, and Mitsui & Co., Ltd. to Participate in the Project

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nippon Mining Holdings, Inc. (Registrant)
Date: February 26, 2010	By	/s/ Fumio Ito
Fumio Ito
Managing Director

Exhibit 99.1
Pan Pacific Copper to Make Final Decision of Full-Fledged Development of Caserones Copper and
Molybdenum Deposits in Chile, and Mitsui & Co., Ltd. to Participate in the Project
Pan Pacific Copper Co., Ltd. (“PPC”), jointly owned by Nippon Mining & Metals Co., Ltd. and Mitsui Mining & Smelting Co., Ltd., has, since May 2006 when PPC acquired a mining concession, been conducting a feasibility study for the development of the Caserones copper and molybdenum deposits in Chile (“Project”), which includes exploratory drillings to ascertain the amount of deposits as well as flotation tests. The feasibility study results recently revealed that the Project is economically viable and, at the same time, an environmental approval for developing the Project was granted by the Environmental Committee of the Atacama Region of Chile. On the ground of such circumstances, PPC decided to continue and advance the Project into the full-fledged development stage. Additionally, Mitsui & Co., Ltd. is to participate in the Project to own a 25% interest.
Under the Project plans below, a profit before tax between 30 billion Japanese yen and 40 billion Japanese yen per annum in view of recent copper price trend is expected to be made. The Project will also increase PPC’s equity base entitlement volume of copper concentrates from nearly 20% to approximately 50%, thus securing a stable supply of raw materials for its smelting operations, and the Project will eventually contribute to a stable supply of metal resources to Japan.
Outline of the Project
A.	Construction of the mining and production facilities is scheduled to start in March 2010 and to be completed in 2013.

B.	Commencement of Operations:
•	Production of refined copper by SX-EW process:
January 2013
•	Production of copper and molybdenum concentrates:
September 2013
C.	Production is expected to last for 28 years (from 2013 to 2040).

D.	Flow of production to shipment:

«Production of copper and molybdenum concentrates»
	à	Crushing and grinding → Flotation, dewatering, draining
→ copper and molybdenum concentrates → shipping
Open-pit mining

«Production of refined copper through SX-EW process »
	à	Dump-leaching → SX-EW → copper cathode → shipping

Notes:	(1)	Dump-leaching means a process to extract (leach) copper by sprinkling sulfuric acid over a pile of uncrushed copper ore.

	(2)	SX-EW process means a solvent extractive electrolytic copper winning process. Copper ion is selectively recovered from the leaching solution, and refined copper is produced by electrolysis from the copper sulfate solution. Approximately 20% of the copper from the mines in the world is produced by this process.

E.	Estimated volume of ore to be mined

		Grade
	Volume		Molybdenum
Ore	(million tons)	Copper (%)	(ppm)
Primary and secondary copper sulfide	1,050	0.34	126
(For production of copper and molybdenum concentrates)

Copper oxide and secondary copper sulfide ore	300	0.25	—
(For production of refined copper by SX/EW process)

Note:	All amounts of ore mentioned above are based on Proven and Probable Ore Reserves and Inferred Mineral Resources under the JORC Guidelines.
Nippon Mining & Metals Co., Ltd. and Mitsui Mining & Smelting Co., Ltd. utilize the financing for overseas exploration program, which Japan Oil, Gas and Metals National Corporation (JOGMEC) offers, to fund expenditures for the exploration and the feasibility studies conducted for the Project
F.	Daily ore throughput of concentrator: approximately 103,000 tons

G.	Estimated annual production volume:
(Average during the first 5 years)
Copper:	Copper content in copper concentrates: approx. 150,000 tons
Refined copper produced by SX-EW process: approx. 30,000 tons
Total approx. 180,000 tons
Molybdenum: approx. 3,000 tons
(Average in 28 years of mine life)
Copper:	Copper content in copper concentrate: approx. 110,000 tons (28 years total 3,141,000 tons)
  Refined copper produced by SX-EW process: approx. 10,000 tons (28 years total 406,000 tons)
Total approx. 120,000 tons
(Total production for mine life: approx. 3,547,000 tons)
Molybdenum: approx. 3,000 tons
(Total production for mine life: approx. 87,000 tons)
H.	Estimated investment: approx 2,000 million US dollars for estimated initial capital investment for production facilities.

I.	Financing method: Investment by the shareholders and project finance by a syndicated loan of banks are slated.

J.	Location of the Caserones copper and molybdenum deposits
162 kilometers southeast of Copiapó, the capital of the Atacama Region of Chile, and 15 kilometers from the border with Argentina. The deposits lie at altitudes between 4,200 meters to 4,600 meters above sea level.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of Nippon Mining Holdings, Inc. (“Nippon Mining”), the parent of Nippon Mining & Metals, about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, contain projections of results of operations, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of Nippon Mining could be materially different from and worse than those expectations. Nippon Mining does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.
A wide range of factors could materially affect future developments and performance of Nippon Mining, including, but not limited to, the following:
•	macroeconomic and general industry conditions such as the competitive environment for companies in resources and materials industries;

•	litigation matters and risks;

•	Nippon Mining’s ability to maintain margins on refined and fabricated metals and refined copper;

•	prices for copper concentrate;

•	economic conditions in Japan, Chile, and other countries where Nippon Mining operates;

•	domestic and international political developments and laws and regulations, such as restrictions on production and imports and exports, tax increases and environmental laws or regulations;

•	natural disasters;

•	potential revisions of reserve estimates;

•	foreign exchange rate fluctuations; and

•	potential delays or failure in the execution of exploration and development plans.